Exhibit 99.2

Navios Maritime Acquisition Corporation

Warrants to Expire on June 25, 2013

PIRAEUS, GREECE June 14, 2013 – Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE:NNA) is advising the holders of its publicly traded warrants (NYSE:NNA.WS) that the warrants (exercisable for one share of common stock at an exercisable price of $7.00 per share) will expire and not be exercisable after 5:00 p.m., New York City time, on June 25, 2013 (the “Expiration Date”). As Navios Acquisition’s publicly traded units (NYSE: NNA.U) contain a warrant, units will no longer exist upon the expiration of the warrants and holders of the units will hold only the shares of common stock.

A warrant holder can obtain information on exercising the warrants by contacting their broker or Continental Stock Transfer & Trust Company, Navios Acquisition’s warrant agent. Brokers are encouraged to contact the warrant agent to confirm the procedures for exercising the warrants.

The NYSE has notified Navios Acquisition that trading in the warrants and units on the NYSE will be suspended after the close of business on June 19, 2013 to ensure all trades in the warrants and units settle in time to allow the purchasers of such warrants and units to exercise the warrants on or before the Expiration Date.

About Navios Acquisition

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for crude oil, product and chemical tanker vessels, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Public & Investor Relations Contact:

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com